CAL ALTA AUTO GLASS, LTD.
#8 3927 Edmonton trail SE
Calgary, Alberta, Canada T2E6T1


May 27, 2006

United States
Security and Exchange Commission
Washington, DC 20549


Re:      Cal Alta Auto Glass, Ltd.
         Registration statement on Form 10SB, Amendment 6, filed April 10, 2006 Forms 10KSB for the year ended 12-31-2005 filed April 10, 2006 10QSB for the period ended 3-31-2006 filed May 16, 2006 File No. 0-51227

Dear Mr. Reynolds,

Below please find the responses to your letter dated May 19, 2006

1. We note your response to our previous comment 2. Please provide us with the underlying basis for the conclusion communicated in your response. Please fully describe the total equity investment of FAA and Westcan, as defined in paragrah5 of FIN 46R. Explain why you believe the total equity investment at risk is sufficient to permit each entity to finance its activities without additional subordinated financial support, as discussed in paragraphs 5, 9, and 10 of FIN 46R. For each company discuss each of the characteristics of a controlling financial interest in paragraphs 5(b)(1)-(3). Discuss the voting rights and other terms and conditions of equity agreements, the entities' governing documents or other agreements and explain the impact of key provisions on your analysis of whether the holders of the equity investment at risk lack any of the characteristics of a controlling financial interest.

1. The total equity investment at risk in Westcan is approximately $175,000 and for FAA Enterprises approximately $400,000. The equity investment at risk is more than 10% of both entities assets. Both of these entities have the ability to finance their own operations without additional subordinated support. It should be noted that both of these entities are profitable and have been for some time. Due to the companies being profitable the amount of equity invested reasonably exceeds the expected losses, which are doubtful to occur. Furthermore, as explained in our previous response, the group of holders in the equity investment at risk for Westcan and FAA do not lack any of the following characteristics:

                    1). The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights
                       2). The obligation to absorb the expected losses of the entity 3). The right to receive the expected residual returns of the entity.

2. Indicate the terms of the "overdraft protection", i.e., interest rates, personal guarantees, documentation, etc. The documentation should be filed as an exhibit.

              Please see the paragraph before the balance sheet summary in the MD&A. and Exhibit 99.1 Bank Overdraft Agreement.


3.            Please comply with Regulation SB Item 308(a) (2), (2) and (3), (a)
              (4), (b) and (c). Please note the references n Item 308 to the Exchange Act, rule 13A-5(c), (d) and (f). Also, please note that your statement that "there have been no significant changes I our internal controls" is not sufficiently specific. See Item 308(c).

              Regulation SB-308(a)and(b) are part of SOX 404(b) which is not required by non accelerated filers with market capitalization under $75 million until the first fiscal year after July 15, 2007. The Company has addressed the disclosure under Reg SB-308(c). See new section under Item8.A Changes in Internal Control Over Financial Reporting.


4. Please reference the third sentence of this section, "Based upon that evaluation, the Chief executive Officer has concluded that the disclosure controls and procedures effectively alert management to material information related to the Company in a manner which allows timely decisions regarding required disclosures of such information." Please revise the sentence to clarify, if true, that our officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you filed to submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act, Rule 13a-15(e).


              Please see new disclosure, revised to include that the Company's disclosure controls and procedures are effective.

5. We note the fourth sentence of this section: "In the design and evaluation of our disclosure controls and procedures, management has recognized that risks of misstatements due to error, failures in compliance, or changes in conditions are inherent in any cost effective control system. This, management can provide only reasonable assurance that its controls and procedures will achieve their sated goals under all potential future conditions." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section IIF4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC release No. 33-8238 available at our website.

              Please see new disclosure, removed reference to level of assurance.

6. Clarify how long FAA Enterprises has been indebted to Cal Alta and the original amount of the loan. Indicate the interest rate on the $21,813 balance.

                  Please see new disclosure added date of indebtedness and the interest rate of the balance.

7.            The reference to "the receivable to FAA Enterprises" is correct.

              See new disclosure changed "to FAA" to "from FAA".

8. Please revise the signature page of the Form 10KSB to provide a signature by the principal executive offer, the principal financial officer, the controller or principal accounting officer. Indicate the capacity in which each person signs the report.

              See new signature disclosure, added principal financial officer.


9. Please comply with Item 307 of Regulation SB, including the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness, not of the design and operation of your disclosure controls and procedures, but the effectiveness of your disclosure controls and procedures. See Rule 13a-15(e) of the Exchange Act for a definition of disclosure controls and procedures.

              See new disclosure, references effectiveness not desing and operation.

10. Please comply fully with Item 308(C) of Regulation SB.

              See new disclosure, The Company has addressed the disclosure under Reg SB-308(c). See new section under Item8.A, Changes in Internal Control Over Financial Reporting.

11. Please revise the signature [age of the Form 10QSB to provide a signature by the principal executive officer the principal financial officer and the controller or principal accounting officer. Indicate the capacity in which each person signs the report.

              See new signature disclosure, added principal financial officer.


Sincerely,

Frank Aiello